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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                            STREAMLOGIC CORPORATION
                                (Name of Issuer)

                               ----------------

                            STREAMLOGIC CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

           6% Convertible Subordinated Debentures due March 15, 2012
                         (Title of Class of Securities)

                               ----------------

                                  863238-AA-5
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Lee N. Hilbert
                            Chief Financial Officer
                             21329 Nordhoff Street
                         Chatsworth, California  91311
                                 (818) 701-8400

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   Copy to:

                           Brian G. Cartwright, Esq.
                               Latham & Watkins
                       633 West Fifth Street, Suite 4000
                      Los Angeles, California  90071-2007
                                (213) 891-7941


                              October 7, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                           CALCULATION OF FILING FEE
================================================================================
                             Transaction valuation*                Amount of
                                                                   filing fee
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                                 $42,750,000                       $8,550
================================================================================

* This amount is based upon the exchange of $75,000,000 aggregate principal amount of 6% Debentures, with a market value (determined in accordance with Rule 0-11(a)(4)) of $42,750,000 based on the last reported sale price for the 6% Debentures prior to the date hereof of $57 per $100 face amount, reported on September 26, 1996. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-4 is $8,550.


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  _______________
Form or Registration No.:  _____________
Filing Party:  _________________________
Date Filed:  ___________________________

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                             PAGE 1 OF 6 PAGES
                          EXHIBIT INDEX ON PAGE 6
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ITEM 1.      SECURITY AND ISSUER.

     (a) The name of the Issuer is StreamLogic Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at 21329 Nordhoff Street, Chatsworth, California 91311.

     (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to a tender offer by the Company to exchange, for each $1,000 principal amount of 6% Debentures, $120.00 in cash, $113.33 principal amount of the Company's increasing rate unsecured Promissory Notes due 1998,
216.66667 shares of its Common Stock, $1.00 par value per share ("Common
Stock") and five-year warrants to purchase 40 shares of Common Stock, for any and all of the $75 million outstanding principal amount of its 6% Convertible Subordinated Debentures due March 15, 2012 ("6% Debentures"), upon the terms and subject to the conditions set forth in the Offer to Exchange dated October 7, 1996 (the "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Exchange and the Letter of Transmittal together constitute the "Offer" and are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively. No 6% Debentures are to be purchased from any officer, director or affiliate of the Company pursuant to the Offer, except as set forth in Item 4 hereof.

     (c) The information set forth in "PRICE RANGE OF 6% DEBENTURES AND COMMON STOCK" of the Offer to Exchange is incorporated herein by reference.

     (d)     Not applicable.


ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "THE EXCHANGE OFFER--General," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION--Liquidity and Capital Resources," "DESCRIPTION OF CAPITAL STOCK," "DESCRIPTION OF PROMISSORY NOTES" and "DESCRIPTION OF WARRANTS" of the Offer to Exchange is incorporated herein by reference.

     (b)     Not applicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in the "SUMMARY" and "THE EXCHANGE OFFER --Acceptance of 6% Debentures; Delivery of Tender Offer Consideration," "THE EXCHANGE OFFER--Terms of the Exchange Offer," "SPECIAL FACTORS--Purposes of the Exchange Offer," "SPECIAL FACTORS--Consequences for Untendered 6% Debentures," and "BACKGROUND OF THE EXCHANGE OFFER" of the Offer to Exchange is incorporated herein by reference.

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ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "INTERESTS IN 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "BACKGROUND OF THE EXCHANGE OFFER--Tender Agreement" and "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO 6% DEBENTURES" of the Offer to Exchange is incorporated herein by reference.

ITEM 6.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "THE EXCHANGE OFFER--Fees and Expenses" of the Offer to Exchange is incorporated by reference herein.

ITEM 7.      FINANCIAL INFORMATION.

     The incorporation by reference herein of the financial information described below does not constitute an admission that such information is material to the Debentures holders' decision to tender, sell or hold the 6% Debentures being sought in the Offer.

     (a)-(b) The information set forth in "CAPITALIZATION," "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" and "FINANCIAL STATEMENTS" of the Offer to Exchange is incorporated herein by reference.

ITEM 8.      ADDITIONAL INFORMATION.

     (a)     Not applicable.

     (b) The information set forth in "THE EXCHANGE OFFER--Conditions" of the Offer to Exchange is incorporated herein by reference. The Company must comply with various sections of the Securities Act of 1933, as amended and the Exchange Act, and certain of the rules promulgated thereunder. The Company must also comply with the various requirements of state "blue sky" laws.

     (c)      Not applicable.

     (d)      None.

     (e) The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively is incorporated herein by reference.

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ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.  Description
     -----------  -----------

     (a)(1)       Offer to Exchange dated October 7, 1996.
     (a)(2)       Letter of Transmittal.
     (a)(3)       Notice of Guaranteed Delivery.
     (a)(4)       Letter from the Company to Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
     (a)(5)       Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
     (a)(6)       Letter from the Company to 6% Debenture Holders.
     (a)(7)       Text of Press Releases dated June 17, 1996, September 16,
                  1996 and October 6, 1996.
     (a)(8)       Guidelines of the Internal Revenue Service for
                  Certification of Taxpayer Identification Number on Substitute Form W-9.
     (b)          Not applicable.
     (c)(1) Letter Agreement dated as of June 14, 1996 between the Company and Loomis Sayles & Co., L.P.
     (c)(2) Letter Agreement dated September 13, 1996 between the Company and Loomis Sayles & Co., L.P.
     (c)(3) Letter Agreement dated as of October 3, 1996 between the Company and Loomis Sayles & Co., L.P.
     (d)          Not applicable.
     (e)          Not applicable.
     (f)          Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1996            STREAMLOGIC CORPORATION



                                       BY /s/ Lee N. Hilbert
                                          -------------------------------------
                                       NAME:   LEE N. HILBERT
                                       TITLE:  CHIEF FINANCIAL OFFICER

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                  DESCRIPTION                                    PAGE
-------                                 -----------                                ------------
(a)(1)      Offer to Exchange dated October 7, 1996.
(a)(2)      Letter of Transmittal.
(a)(3)      Notice of Guaranteed Delivery.
(a)(4)      Letter from the Company to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
(a)(6)      Letter from the Company to 6% Debenture Holders.
(a)(7)      Text of Press Releases dated June 17, 1996, September 16,
            1996 and October 6, 1996.
(a)(8)      Guidelines of the Internal Revenue Service for Certification of
            Taxpayer Identification Number on Substitute Form W-9.
(c)(1)      Agreement dated as of June 14, 1996 between the Company and Loomis
            Sayles & Co., L.P.
(c)(2)      Letter Agreement dated September 13, 1996 between the Company and
            Loomis Sayles & Co., L.P.
(c)(3)      Letter Agreement dated October 3, 1996 between the Company and
            Loomis Sayles & Co., L.P.